UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2015 (July 23, 2015)

ANTHEM, INC.

(Exact name of Registrant as specified in its Charter)

Indiana

(State or Other Jurisdiction of Incorporation or Organization)

001-16751	35-2145715
(Commission File Number)	(I.R.S. Employer Identification No.)

120 Monument Circle

Indianapolis, IN 46204

(Address of Principal Executive Offices, Including Zip Code)

(317) 488-6000

(Registrant’s telephone number, including area code)

Not applicable

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

Merger Agreement

On July 23, 2015, Anthem, Inc., an Indiana corporation (“Anthem”), Anthem Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Anthem (“Merger Sub”), and Cigna Corporation, a Delaware corporation (“Cigna”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will merge with and into Cigna (the “Merger”), with Cigna surviving as the surviving corporation (the “Initial Surviving Corporation”) and (b) if certain tax opinions relating to the qualification of the transaction under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), are delivered, immediately following the consummation of the Merger, the Initial Surviving Corporation will be merged (the “Second Merger” and, together with the Merger, the “Mergers”) with and into Anthem, whereupon the separate corporate existence of the Initial Surviving Corporation will cease and Anthem will continue as the surviving corporation. The Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, but such qualification is not a condition to the consummation of the Merger.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Cigna common stock issued and outstanding immediately prior to the Effective Time (other than (i) Cigna treasury shares, (ii) shares owned by Anthem, Cigna, Merger Sub, or any of their respective subsidiaries, (iii) shares with respect to which stockholders have properly exercised and perfected appraisal rights under Delaware law, and (iv) shares subject to Cigna restricted stock awards) will be converted into the right to receive (x) $103.40 in cash, without interest, and (y) 0.5152 of a share of Anthem common stock (together, the “Merger Consideration”). No fractional shares of Anthem common stock will be issued in the Merger, and Cigna’s stockholders will receive cash in lieu of any fractional shares of Anthem common stock.

The Merger Agreement provides that, at the Effective Time, each option or appreciation right to acquire Cigna common stock that is vested, outstanding and unexercised as of immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration with an aggregate value equal to the intrinsic value of such award. Each option or appreciation right that is unvested, outstanding and unexercised as of immediately prior to the Effective Time shall be converted into equivalent awards with respect to Anthem common stock. Generally, all other Cigna equity awards (including strategic performance share awards, restricted stock unit awards and deferred stock unit awards) will be converted into equivalent equity awards with respect to Anthem common stock and, in the case of Cigna strategic performance share awards, will be converted into restricted stock units based on the greater of target or certain recent actual performance achievement thresholds.

Pursuant to the Merger Agreement, at the Effective Time, the board of directors of Anthem will be expanded to consist of 14 members, comprised of the nine current members of Anthem’s board of directors and five current members of Cigna’s board of directors. In addition, the Merger Agreement provides that Joseph Swedish will serve as Chairman of the Board of Directors and Chief Executive Officer of the surviving corporation, David Cordani will serve as its President and Chief Operating Officer and the name of the surviving corporation will be Anthem, Inc.

Each of Anthem, Merger Sub, and Cigna has made customary representations and warranties and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses prior to the closing of the Mergers. In addition, the parties have agreed to use their respective reasonable best efforts to do all things necessary, proper or advisable to consummate the Merger, including obtaining all necessary approvals and consents, except to the extent any such actions would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Anthem, Cigna and their respective subsidiaries, taken as a whole, after giving effect to the Mergers (a “Burdensome Term or Condition”). In determining whether any such term or condition would be a Burdensome Term or Condition, impacts on the synergies expected to be realized from the Mergers that are publicly disclosed by either Anthem or Cigna are taken into account.

Each of Anthem and Cigna is subject to customary restrictions on their respective abilities to solicit alternative acquisition proposals and to provide information to, or engage in discussions with, third parties regarding such proposals, except under limited circumstances prior to receipt of shareholder or stockholder approval (as applicable) that allow the board of directors of each company to comply with their respective fiduciary duties. Notwithstanding these no solicitation restrictions, prior to receiving their respective shareholder or stockholder approval (as applicable), (a) the board of directors of Anthem may (i) in response to an Anthem Intervening Event (as defined in the Merger Agreement) or (ii) upon receipt of an Anthem Superior Proposal (as defined in the Merger Agreement), change its recommendation that the Anthem shareholders approve the issuance of shares of Anthem common stock to be issued in the Merger and (b) the board of directors of Cigna may (i) in response to a Cigna Intervening Event (as defined in the Merger Agreement) or (ii) upon receipt of a Cigna Superior Proposal (as defined in the Merger Agreement), change its recommendation that the Cigna stockholders approve the adoption of the Merger Agreement, in each case subject to compliance with certain notice and other procedures set forth in the Merger Agreement including engaging in good faith negotiations to amend the Merger Agreement so that no change in board recommendation is necessary.

Consummation of the Merger is subject to certain customary conditions, including approval by the holders of a majority of the votes in respect of shares of Anthem common stock cast with respect to the issuance of shares of Anthem common stock, approval by the holders of a majority of the outstanding shares of Cigna common stock entitled to vote upon adoption of the Merger Agreement, the receipt of certain necessary governmental and regulatory approvals without the imposition of a Burdensome Term or Condition, the listing of the shares of Anthem common stock to be issued as part of the Merger Consideration on the New York Stock Exchange, the effectiveness of Anthem’s registration statement on Form S-4 and the absence of a legal restraint prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality qualifications), the other party having performed in all material respects its obligations under the Merger Agreement and the other party not having suffered a Material Adverse Effect (as defined in the Merger Agreement), in each case as set forth in the Merger Agreement.

The Merger Agreement contains certain customary termination rights for both Anthem and Cigna, including (a) if the Merger is not consummated on or before January 31, 2017 (subject to extension to April 30, 2017 under certain circumstances), (b) if the approval of Anthem shareholders or Cigna stockholders is not obtained, (c) subject to compliance with certain terms of the Merger Agreement, in order to enter into a binding agreement with respect to a superior proposal, (d) if the other party materially breaches its representations, warranties or covenants and fails to cure such breach, (e) if a legal restraint prohibiting consummation of the Merger has become final or non-appealable, (f) if the board of directors of the other party changes its recommendation or fails to publicly confirm its recommendation under certain circumstances or (g) the other party materially breaches its no solicitation restrictions or its obligation to call a shareholder meeting for purposes of obtaining the required shareholder approval.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, including in order for a party to enter into a binding agreement with respect to a superior proposal or as a result of a change in the recommendation of a party’s board of directors, in each case in compliance with certain terms of the Merger Agreement, such party may be required to pay to the other party a termination fee of $1,850,000,000 (the “Termination Fee”). The Termination Fee is also payable if the Merger Agreement is terminated under certain circumstances where a proposal for an alternative transaction with a party exists prior to the date of termination and such party subsequently consummates, or enters into a definitive agreement to implement, an alternative transaction within 12 months after such termination.

The Merger Agreement also provides that, upon termination of the Merger Agreement under certain circumstances, including because the required shareholder approval of a party was not obtained at a shareholder meeting, such party may be required to pay to the other party an expense fee of $600,000,000 (the “Expense Fee”). If the Expense Fee is paid by a party and the Termination Fee later becomes payable by the same party, then the Termination Fee will be reduced by the Expense Fee.

In the event that the Merger Agreement is terminated by either Anthem or Cigna if (a) a regulatory restraint preventing consummation of the Merger has become final or non-appealable or (b) the Merger has not been consummated on or prior to January 31, 2017 (subject to extension to April 30, 2017 under certain circumstances)

and at the time of such termination, the conditions to Anthem’s obligation to consummate the Merger have been satisfied other than those that relate to a regulatory restraint or a regulatory approval, Cigna is entitled to receive from Anthem a reverse termination fee of $1,850,000,000.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary does not purport to be complete and has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about Anthem, Merger Sub, Cigna or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Anthem, Merger Sub, Cigna or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Anthem’s or Cigna’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Mergers, Anthem, Cigna, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus that will be filed on Form S-4, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Anthem and Cigna make with the Securities and Exchange Commission.

Bridge Facility Commitment Letter

On July 23, 2015, Anthem entered into a bridge facility commitment letter (the “Commitment Letter”) pursuant to which Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, UBS Securities LLC and UBS AG, Stamford Branch have committed to provide up to $26.5 billion under a 364-day senior unsecured bridge term loan credit facility to finance the Merger in the event that Anthem has not received any combination of (i) senior unsecured term loans, (ii) common or preferred equity or equity-linked securities and/or (iii) senior unsecured notes in a public offering or private placement in an aggregate principal amount of at least $26.5 billion prior to the consummation of the Merger. The commitment is subject to various customary conditions. The foregoing description of the Commitment Letter does not purport to be complete, and is qualified in its entirety by reference to the full text of the Commitment Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non-compliance by any party with the Express Scripts, Inc. Pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the BlueCross and BlueShield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction within the expected time period or at all, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders and stockholders (as applicable) for their consideration. In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

Item 9.01.     Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 23, 2015, by and among Anthem, Inc., Anthem Merger Sub Corp. and Cigna Corporation.

10.1	Commitment letter, dated as of July 23, 2015, by and among Anthem, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, UBS Securities LLC and UBS AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Anthem, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTHEM, INC.

By:	/s/ Kathleen S. Kiefer

	Name:	Kathleen S. Kiefer

	Title:	Corporate Secretary

Dated: July 27, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 23, 2015, by and among Anthem, Inc., Anthem Merger Sub Corp. and Cigna Corporation.

10.1	Commitment letter, dated as of July 23, 2015, by and among Anthem, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, UBS Securities LLC and UBS AG.